January 22, 2010.

Ryan Houseal ESQ.

United States and Exchange Commission

Re: File No. 333-160311

Vacation Home Swap Inc.

Please find below an outline of our responses to your letter dated July24, 2009.

Description Of Business

General

We have amended our document to reflect Item 102 of Regulation S-K stating that we currently have shared office accommodation in Carson City Nevada and that the Ontario address in Item 403 of regulation S-K is the home address of the president.

Description of Services

We have revised our document to state that we intend to have a subscriber who wants to rent their house pay a $40.00 per annum listing fee, and also clarified that the Company will earn a $20.00 per night per house fee for additional services including damage insurance replacing the need for a damage deposit.

Competitive Advantages

The Company intends to charge an annual listing fee of $40.00 per house and take an additional commission of $20.00 per rental night for services provided by the company.

Marketing

We have revised our filing to included a reasonably detailed plan of our website and the marketing thereof.

Available Information

The Company upon successful registration of their prospectus does intent to file a Form 8-A and become a mandatory filer under the 1934 Securities Act.

Use of Proceeds

We have revised our document to clarify that the anticipated expenditures currently listed under the heading “Less Operating Expenditures” will be made from the net proceeds of the offering.

Capital Resources and Liquidity

We have revised our document to take into account the additional expenses the Company will incur in becoming a reporting issuer and whether the proceeds from this offering will be sufficient to maintain our operations over the next 12 months.

Recent Sales of unregistered Securities

 No subscription agreement exists between the Company and Mr. MacDow as the Company shares were issued under a director resolution.  Even though as of April 30, 2009 the Company has not received the payment from Mr. MacDow the Company had hired a book keeper, auditor and necessary professionals to file the Company’s S1. We have amended our document to state that the Company has “allocated” a portion of the 10,000 dollars from the sale of its common shares rather than “spent” a portion of the funds.

 As a related matter, please indicate in your responses letter how the $10,000 subscription receivable is consistent with the prohibition on personal loans to executives and directors contained in Section 13(k) of the Exchange Act

As Mr. MacDow was the only shareholder of our Company and the shares were not issued to him and would not be until the subscription was fully paid for we did not consider this a breach of Section 13K of the Exchange Act, Mr. MacDow had not been issued shares from treasury and had not received any benefit from the Company. As of the filing of this amendment the Company has received the outstanding balance from Mr. MacDow his shares.

Exhibits and Financial Statements Schedules

Exhibit 5.1 Opinion Re: Legality

 We have revised our legal opinion so it reflects the class and amount of securities offered for sale pursuant to our registration statement.

Undertakings

 We have revised our undertaking to conform to item 512 of Regulation S-K.

s/ Donald MacDow

Donald MacDow

President

Vacation Home Swap, Inc.

www.vhswap.com

don@vhswap.com

Phone (775)321-8201